Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions, except ratio)

Three Months Ended
March 31, 2014
Earnings:
Income before income and mining tax and other items (1)	$143
Adjustments:
Fixed charges added to earnings	98
Amortization of capitalized interest	4

$245

Fixed Charges:
Net interest expense (2)	$93
Portion of rental expense representative of interest	5

Fixed charges added to earnings	98
Capitalized interest	5

$103

Ratio of earnings to fixed charges	2.4

(1)	Excludes interest on income tax liabilities. Interest and penalties related to income taxes are included in Income and mining tax expense.
(2)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.